Revelation Biosciences, Inc.

4660 La Jolla Village Drive, Suite 100

San Diego, California 92122

September 30, 2025

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jimmy McNamara
Alan Campbell

Re:	Revelation Biosciences, Inc.
Registration Statement on Form S-3
Commission File No. 333-29039

Messrs. McNamara and Campbell:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 5:00pm on September 30, 2025, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Revelation Biosciences, Inc.

/s/ Chester S. Zygmont, III
Chief Financial Officer